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                                  UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                            ELECTROPHARMACOLOGY, INC.
                            -------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                     286128
                                 --------------
                                 (CUSIP Number)


                             Jonathan L. Awner, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
      One S.E. 3rd Avenue, 28th Floor, Miami, Florida 33131; (305) 374-5600
      ---------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  June 5, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D


CUSIP NO. 286128


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           NORTON HERRICK
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                      (b)[X]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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                                    7      SOLE VOTING POWER

           NUMBER OF                       1,901,900
            SHARES                  --------------------------------------------
         BENEFICIALLY               8      SHARED VOTING POWER
           OWNED BY
             EACH                          952,663
           REPORTING                --------------------------------------------
            PERSON                  9      SOLE DISPOSITIVE POWER
             WITH

                                           1,901,900
                                    --------------------------------------------

                                    10     SHARED DISPOSITIVE POWER

                                           -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,901,900
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           37.4%
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14   TYPE OF REPORTING PERSON*

           IN
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      The reporting person listed on the cover page to this Schedule 13D hereby makes the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder. This statement is an amendment of the
Schedule 13D dated November 13, 1995, as amended and restated by Amendment No. 1 to Schedule 13D dated October 15, 1996 (the "Original Schedule 13D"). For further information regarding any of the items amended herein, reference is made to the Original Schedule 13D. Capitalized terms used herein and not defined have the meanings ascribed to them in the Original Schedule 13D.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of the Original Schedule 13D is hereby amended by adding the following additional paragraph:

      On May 1, 1997, Mr. Herrick converted 179,000 shares of Preferred Stock into 179,000 shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 of the Original Schedule 13D is hereby amended in its entirety as follows:

      (a) and (b) As of June 5, 1997, Mr. Herrick may be deemed to beneficially own, on an individual basis before attribution of shares beneficially owned as part of a "group" as described below, 1,901,900 shares of Common Stock (which includes 242,950 shares of Common Stock issuable upon conversion of the Preferred Stock and 1,300,000 shares of Common Stock issuable upon exercise of the Warrants), representing approximately 37.4% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 3,540,179 shares of Common Stock issued and outstanding as of March 27, 1997, as reported on the Issuer's annual report on Form 10-KSB for the fiscal year ended December 31, 1996, plus the 1,542,950 shares of Common Stock issuable upon conversion of the Preferred Stock and upon exercise of the Warrants that Mr. Herrick may be deemed to beneficially own and which are deemed outstanding for purposes of this computation). Mr. Herrick has the sole power to vote and the sole power to dispose of the 1,901,900 shares of Common Stock which he may be deemed to beneficially own.

      To the extent that Mr. Herrick may be deemed to be a member of a "group" with Mr. Saloff pursuant to Rule 13d-5 under the Exchange Act, Mr. Herrick may be deemed to beneficially own the 952,663 shares of Common Stock currently beneficially owned by Mr. Saloff, for which Mr. Herrick shares voting power pursuant to a Stockholders Agreement more fully described in Item 6 of the Original Schedule 13D. Mr. Saloff's 952,663 shares of Common Stock together with the 1,901,900 shares of Common Stock beneficially owned by Mr. Herrick described above represent

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approximately 56.2% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 3,540,179 shares of Common Stock issued and outstanding as of March 27, 1997, as reported on the Issuer's annual report on Form 10-KSB for the fiscal year ended December 31, 1996, plus the 1,542,950 shares of Common Stock issuable to Mr. Herrick upon conversion of the Preferred Stock and upon exercise of the Warrants that Mr. Herrick may be deemed to beneficially own and which are deemed outstanding for purposes of this computation). Mr. Herrick shares voting power of 952,663 shares of Common Stock beneficially owned by Mr. Saloff, but has no other rights with respect to such shares and disclaims beneficial ownership of such shares and the existence of a "group."

      (c) The only transactions in any securities of the Issuer that were affected during the past sixty days by Mr. Herrick are the following transactions:

          (1) On May 1, 1997, Mr. Herrick acquired 179,000 shares of Common Stock from the Issuer upon the conversion of 179,000 shares of Preferred Stock held by him.

          (2) On May 1, 1997, Mr. Herrick sold 5,000 shares of Common Stock at $3.00 per share on the open market.

          (3) On May 2, 1997, Mr. Herrick sold 5,000 shares of Common Stock at $2 7/8 per share on the open market.

          (4) On May 5, 1997, Mr. Herrick sold 2,500 shares of Common Stock at $2 7/8 per share on the open market.

          (5) On May 8, 1997, Mr. Herrick sold 53,500 shares of Common Stock at $2 47/64 per share on the open market.

          (6) On May 14, 1997, Mr. Herrick sold 3,000 shares of Common Stock at $3.00 per share on the open market.

          (7) On May 16, 1997, Mr. Herrick sold 3,000 shares of Common Stock at $3.00 per share on the open market.

          (8) On May 22, 1997, Mr. Herrick sold 2,000 shares of Common Stock at $2 9/16 per share on the open market.

          (9) On May 23, 1997, Mr. Herrick sold 2,000 shares of Common Stock at $2 9/16 per share on the open market.

          (10) On May 27, 1997, Mr. Herrick sold 2,000 shares of Common Stock at $2 9/16 per share on the open market.


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          (11) On May 29, 1997, Mr. Herrick sold 2,000 shares of Common Stock at
               $2 9/16 per share on the open market.

          (12) On June 2, 1997, Mr. Herrick sold 2,000 shares of Common Stock at $2 5/8 per share on the open market.

          (13) On June 3, 1997, Mr. Herrick sold 2,000 shares of Common Stock at $2 5/8 per share on the open market.

          (14) On June 4, 1997, Mr. Herrick sold 2,000 shares of Common Stock at $2 5/8 per share on the open market.

          (15) On June 5, 1997, Mr. Herrick sold 6,000 shares of Common Stock at $2 5/8 per share on the open market.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 of the Original Schedule 13D is hereby amended by adding the following additional paragraph:

      As of April 7, 1997, Mr. Herrick released the 130,000 shares of Common Stock owned by RIH and pledged by RIH to Mr. Herrick in connection with the promissory note described in Item 6 of the Original Schedule 13D.


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  June 9, 1997                                     /S/ NORTON HERRICK
                                                       -----------------------
                                                             NORTON HERRICK







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